
SEC MAIL
RECEIVED
PROCESSING
MAR 3 0 2007
WASH, D.C.
186
SECTION


07006618

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/06 (MM/DD/YY) AND ENDING 01/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LIBERTY ASSOCIATES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 West 44th Street, Suite 1100
(No. and Street)

New York,	NY	10036-8102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SIDNEY W. AZRILIANT (212) 869-8220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL W. TELLER, CPA
(Name – *if individual, state last, first, middle name*)

501-B SURF AVENUE, BROOKLYN, NY 11224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SIDNEY W. AZRILIANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY ASSOCIATES, INC., as of January 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS



Signature

Sidney W. Azriliant, President

Title

HILARY McKENNA
NOTARY PUBLIC, STATE OF NEW YORK
No. 01MC6104540
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JAN. 20, 2008



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY ASSOCIATES, INC.

AUDITED FINANCIAL STATEMENTS

For the Year Ended January 31, 2007

MICHAEL W. TELLER, CPA

501-B SURF AVENUE, BROOKLYN, NY 11224

Phone: (718) 449-1767

INDEX

MICHAEL W. TELLER, CPA

501-B SURF AVENUE, BROOKLYN, NY 11224
PHONE: 718-449-1767

March 26, 2007

Liberty Associates, Inc.
The Bar Building – Suite 1100
36 West 44th Street
New York, NY 10036

Gentlemen:

We have examined the FOCUS Report (Form X-17A-5 Part IIA) of Liberty Associates, Inc. as at January 31, 2007. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the accounting system, the internal accounting control and procedures for safeguarding securities and such tests thereof, and of the accounting records, and other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed for Members, Brokers and Dealers. These procedures were designed to evaluate the presentation of Liberty Associates, Inc.'s financial position, not the effectiveness of its internal controls.

In our opinion, the accompanying FOCUS Report presents fairly, in the form required by the Securities and Exchange Commission, the financial position of Liberty Associates, Inc. at January 31, 2007 and therein, all in conformity with generally accepted accounting principles.

Very truly yours,

MICHAEL W. TELLER, CPA

By *Michael W. Teller, CPA*
MICHAEL W. TELLER, CPA

EXHIBIT A.

LIBERTY ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

As at January 31, 2007

ASSETS

Cash		$ 1,007
SB Money Fund		
Gov't Port Class A Fund	33,258	
Marketable stocks	23,178	
		56,436
TOTAL ASSETS		**$ 57,443**

LIABILITIES AND CAPITAL

CURRENT LIABILITIES		
Accrued Expenses & Accounts Payable		$ 9,273
CAPITAL		
Capital Stock	$ 5,000	
Paid In Surplus	70,000	
Retained Earnings	(26,830)	
		$ 48,170
TOTAL LIABILITIES & CAPITAL		**$ 57,443**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT B.

LIBERTY ASSOCIATES, INC.

STATEMENT OF INCOME (LOSS)

For the Year Ended January 31, 2007

INCOME				
Commissions	$	230,310		
Gain/Loss on Firm Securities Investment A/Cs		3,854		
Other Income		10,129		
TOTAL INCOME			$	244,293
Less Expenses:				
Compensation -- Officer	$	19,000		
NASD & Regulatory Dues & Fees		9,233		
Other Expenses		204,960		
TOTAL EXPENSES:			$	233,193
NET INCOME/(LOSS) FOR YEAR ENDED JANUARY 31, 2007:			**$**	**11,100**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT C.

LIBERTY ASSOCIATES, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

For the Year Ended January 31, 2007

Working Capital Provided By:			
Net Income for Year		$	11,100
NET WORKING CAPITAL PROVIDED		$	11,100
Net Increase (Decrease) in Working Capital			
Decrease: Cash	(537)		
Increase: Government Securities	1,574		
Increase: Equities	11,654		
Increase: Accrued Expenses	(1,591)		
INCREASE IN WORKING CAPITAL		$	11,100
WORKING CAPITAL AT February 1, 2006		$	37,070
WORKING CAPITAL AT January 31, 2007		$	48,170

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT D.

LIBERTY ASSOCIATES, INC.

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY

At January 31, 2007

	Capital Stock	Paid-In Surplus	Retained Earnings	Total Equity
Balance – January 3l, 2006	$5,000	$70,000	($37,930)	$37,070
Increases (Decreases)				
Net Income (Loss) for Y/E 1/31/07	- 0 -	- 0 -	11,100	11,100
Balance as of January 31, 2007	$5,000	$70,000	($26,830)	$48,170

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT E.

LIBERTY ASSOCIATES, INC.

RECONCILIATION OF NET CAPITAL

At January 31, 2007

Ownership equity as per Statement of Financial Condition and Net Capital before haircuts on security position and non-allowable assets		$48,170
Less:		
Haircut at 6% of value of Exempt securities ($33,258)	$1,995	
Haircut at 15% of value of Other securities ($23,178)	$3,477	($5,472)
NET CAPITAL PER PART IIA, PAGE 11		**$42,698**

The accompanying notes to financial statements are an integral part of this report.

MICHAEL W. TELLER, CPA

LIBERTY ASSOCIATES, INC.

Notes to the Financial Statements

For the Year Ended January 31, 2007

1. **Nature of the Business:** The Corporation is an Operating Broker Dealer engaged in private placements mainly in real estate syndications.

2. **Significant Accounting Policies:**

   - The financial statements have been prepared on the accrual basis of accounting.
   - Securities owned by the corporation are valued at market. The resulting difference between cost and market value is included in income. The Corporation does not sell marketable securities but keeps them solely for its own account.
   - The Corporation files corporate income tax returns and all income taxes, if any, have been paid through the prior year end of January 31, 2007.

3. **Net Capital Requirements:** The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2007, the Corporation had net capital of $42,698, which was $37,698 in excess of its minimum net capital required of $5,000. The Corporation's ratio of aggregate indebtedness to net capital was 0.22 to 1.

4. **Exercise of Warrants:** The Corporation owned 300 Warrants to purchase up to 300 shares of common stock of the National Association of Securities Dealers, Inc. (NASD) due to expire on June 30, 2006. On April 28, 2006, the Corporation exercised the warrants and acquired 300 shares at a cost of $4,800. These shares are reported at fair market value (see Note 2).

MICHAEL W. TELLER, CPA

501-B SURF AVENUE, BROOKLYN, NY 11224

PHONE: 718-449-1767

March 26, 2007

Liberty Associates, Inc.
The Bar Building – Suite 1100
36 West 44th Street
New York, NY 10036

Gentlemen:

In planning and performing our audit of the financial statements of Liberty Associates, Inc. ("the Corporation") for the year ended January 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including the tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, the following areas of testing are not applicable:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices

and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at January 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the management of the Corporation, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

MICHAEL W. TELLER, CPA

By Michael W. Teller, CPA
MICHAEL W. TELLER, CPA

MICHAEL W. TELLER, CPA

501-B SURF AVENUE, BROOKLYN, NY 11224
PHONE: 718-449-1767

March 26, 2007

Securities and Exchange Commission
Northeast Regional Office
3 World Financial Center
Room 4300
New York, NY 10281


SEC MAIL PROCESSING
RECEIVED
MAR 30 2007
WASH, D.C.
186
SECTION

Attn: Ms. Andrea Alexis
Associate Regional Director

Re: Form X-17A-5
File No.: 12-015071-J

Dear Ms. Alexis:

My computation of Net Capital of Liberty Associates, Inc. as at January 31, 2007 agrees with the computation prepared by management.

Very truly yours,

MICHAEL W. TELLER, CPA

By *Michael W. Teller, CPA*
MICHAEL W. TELLER, CPA

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA 5th FOCUS

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: LIBERTY ASSOCIATES, INC. [0013]

SEC File Number: 8- 31505 [0014]

Address of Principal Place of Business: 36 WEST 44TH STREET [0020]

NEW YORK [0021] NY [0022] 10036 [0023]

Firm ID: 15071 [0015]

For Period Beginning 01/01/2007 [0024] And Ending 01/31/2007 [0025]

Name and telephone number of person to contact in regard to this report:

Name: SIDNEY W. AZRILIANT [0030] Phone: 212 869-8224 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes (•) [0040] No ( ) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ⦿ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	1,007 [0200]		1,007 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	33,258 [0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	23,178 [0424]		
	E. **Spot commodities**	[0430]		56,436 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. TOTAL ASSETS	57,443 [0540]	0 [0740]	57,443 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	9,273 [1205]	[1385]	9,273 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]				
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		9,273 [1230]	0 [1450]	9,273 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	5,000 [1792]
C. Additional paid-in capital	70,000 [1793]
D. Retained earnings	-26,830 [1794]
E. Total	48,170 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	48,170 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	57,443 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2007 [3932] Period Ending 01/31/2007 [3933] Number of months 1 [3931]

REVENUE

		Amount	Code
1.	Commissions:		
a.	Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
b.	Commissions on listed option transactions		[3938]
c.	All other securities commissions	59,810	[3939]
d.	Total securities commissions	59,810	[3940]
2.	Gains or losses on firm securities trading accounts		
a.	From market making in options on a national securities exchange		[3945]
b.	From all other trading		[3949]
c.	Total gain (loss)	0	[3950]
3.	Gains or losses on firm securities investment accounts	775	[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	124	[3995]
9.	Total revenue	60,709	[4030]

EXPENSES

		Amount	Code
10.	Salaries and other employment costs for general partners and voting stockholder officers	6,000	[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	150	[4195]
15.	Other expenses	49,586	[4100]
16.	Total expenses	55,736	

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		4,973 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		4,973 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	4,973 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 48,170 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 48,170 [3500]
4. Add:
   - A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]
   - B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

   0 [3525]

5. Total capital and allowable subordinated liabilities — 48,170 [3530]
6. Deductions and/or charges:
   - A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 0 [3540]
   - B. **Secured demand note deficiency** — [3590]
   - C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]
   - D. **Other deductions and/or charges** — [3610] — 0 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

   0 [3630]

8. Net capital before haircuts on securities positions — 48,170 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. **Contractual securities commitments** — [3660]
   - B. **Subordinated securities borrowings** — [3670]
   - C. **Trading and investment securities:**

1. Exempted securities		1,995 [3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		3,477 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-5,472 [3740]
10. Net Capital			42,698 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	618 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	37,698 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	41,770 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			9,273 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	9,273 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 22 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			43,197 [4240]
	A.	Net income (loss)		4,973 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			48,170 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested



8-031505 NASD JAN

LIBERTY ASSOCIATES INC
36 WEST 44TH ST STE 1100
NEW YORK, NY 10036

Form SIPC-4 FY 2007
(17-REV. 12/04)

ASSESSMENT - FY 2007	$150.00
INTEREST DUE (Instructions Below)	
BALANCE DUE (Check Enclosed)	150

X [signature], Pres 1/3/07
Authorized Signature/Title Date

Securities Investor Protection Corporation
PO BOX 92185
Washington, DC 20090-2185

⑈00000004⑈ ⑆000031505⑆ 0000 2007⑈

Form SIPC-4 FY 2007

8-031505 NASD JAN LIBERTY ASSOCIATES INC 36 WEST 44TH ST STE 1100 NEW YORK, NY 10036	ASSESSMENT - FY 2007 $150.00 INTEREST DUE (Instructions Below) BALANCE DUE (Check Enclosed) 150

Instructions to Broker Dealer

This form is to be filed by all those who were members of the Securities Investor Protection Corporation as of January 1, 2007, no later than January 30, 2007. Persons who become SIPC members after January 1, 2007 shall file this form no later than 30 days after the effective date of their membership in a self regulatory organization. Questions pertaining to this form should be directed to the SIPC Coodinator at your SIPC Collection Agent.

A. Assessment. Each SIPC member's assessment for the calendar year 2007 or any portion thereof is $150.00.

B. Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

C. Payments. Tear off and mail the top portion of this form using the enclosed return envelope. Be sure to include a check for the amount indicated in the payment coupon plus any interest that may be due. Be sure the SIPC Collection Agent's address clearly shows in the return envelope's window. Make your check payable to Securities Investor Protection Corporation. Retain the bottom part of this form for your records.

LIBERTY ASSOCIATES, INC. 1-131/210 2139650 1197

DATE 1/3/07

PAY TO THE ORDER OF SIPC $ 150.00

One Hundred Fifty 00/100 DOLLARS

U.S.TRUST UNITED STATES TRUST COMPANY OF NEW YORK 11 WEST 54TH STREET NEW YORK, NY 10019

MEMO SIPC

⑆021001318⑆ 21 3965 0⑈ 1197

END